August 31, 2015

Via EDGAR and E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Robert S. Littlepage

Re:  8x8, Inc.
        Form 10-K for Year Ended March 31, 2015
        Filed May 29, 2015
        File No. 000-21783

Ladies and Gentlemen:

This letter is in response to your letter received August 19, 2015 setting forth the comments of the staff of the Securities and Exchange Commission (the "Staff") regarding the Form 10-K for the year ended March 31, 2015. For your convenience we have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "8x8," "the Company," "our" or "us" mean 8x8, Inc.

Form 10-K for the Year Ended March 31, 2015
Revenue Recognition, page 54
Service and Product Revenue, page 54

1. Please tell us in detail the nature of your channel partner arrangements and how you are accounting for the related service revenues. In addition, tell us whether service revenues generated through channel partner arrangements are sold on a stand-alone basis or bundled with their services and whether you recognize related revenues on a gross or net basis.

Channel partners are a type of reseller, and our channel partner arrangements are similar to our reseller and distributor arrangements. As disclosed in the discussion of our critical accounting policies under Management's Discussion and Analysis on pages 35-36, "In accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605, Revenue Recognition. We defer recognition of revenue on product sales to distributors, retailers, and resellers until the products have been sold to the end customer." Accordingly, we do not recognize revenue or costs of goods sold until the end customer has accepted the product and/or service from the channel partner.

Currently, we sell our services through channel partners on a stand-alone basis, and do not bundle or resell our products and services with any channel partner provided products or services.

Generally, we enter into two types of channel partner arrangements: We either invoice the channel partner based on an agreed upon wholesale price, or we invoice the customer and pay the channel partner commissions. In both instances, we recognize channel partner related revenue on a gross basis, on either the amount invoiced to the channel partner or end customer. We believe the gross basis method is appropriate as we are the primary obligor in the arrangement, i.e. we provide the product and/or service, and we have the ability to determine the pricing, i.e. we set wholesale prices.

We will include channel partner arrangements in the discussion of our revenue recognition accounting policies in future filings.

In connection with our responses to the Staff's comments, we acknowledge the following:

1. 8x8 is responsible for the adequacy and accuracy of the disclosures in the filings;

2. Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings; and

3. 8x8 may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please direct such questions to the undersigned by telephone at (866) 879-8647 or by fax at (408) 654-0432.

Very truly yours,

/s/ Mary Ellen Genovese
 Mary Ellen Genovese
Chief Financial Officer

cc: 8x8, Inc.
       Vikram Verma, Chief Executive Officer